March 17, 2017

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:
Notice of disclosure pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, included in Annual Report on Form 20-F for the year ended December 31, 2016 of Statoil ASA

Dear Sirs,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Statoil ASA has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on March 17, 2017.

Sincerely,

STATOIL ASA

By:	/s/ Åse Koll Lunde
Name:	Åse Koll Lunde
Title:	Senior Legal Counsel

Company Statoil ASA Registered Number NO 923 609 016 MVA	Office address Forusbeen 50 Forus 4033 Stavanger	Telephone +47 51 99 00 00 Telefax +47 51 99 00 50	Internet www.statoil.com